OTTO CONNECT, INC.
SHAREHOLDERS AGREEMENT

This **SHAREHOLDERS AGREEMENT** (this "Agreement") is made effective as of _____Oct 30, 2020_____ by and among (a) Otto Connect, Inc., a North Carolina corporation (the "Company"), (b) the Shareholders of the Company listed on Exhibit A hereto who own beneficially and of record shares of Common Stock (as defined below) (each, an "Existing Common Shareholder" and collectively, the "Existing Common Shareholders"), (c) the Shareholders of the Company listed on Exhibit B hereto who own beneficially and of record Common Shares (as defined below) (each, an "Investor" and collectively, the "Investors"), and (d) each other person or entity who after the date hereof acquires shares of Common Stock or Common Shares and agrees to become a party to, and be bound by, this Agreement as a "Common Shareholder" or an "Investor" by executing a Joinder Agreement. The Investors and the Existing Common Shareholders are each referred to herein as a "Shareholder" and, collectively, the "Shareholders". Unless otherwise defined herein, capitalized terms used in this Agreement have the meanings ascribed to them in Article I.

WITNESSETH:

WHEREAS, concurrently herewith the Company is seeking to raise up to $250,000 in a private offering pursuant to which the Company shall sell, and the Investors shall purchase, Common Shares (the "Offering"); and

WHEREAS, the Company and the Shareholders desire to enter into this Agreement to provide for certain of the rights to be granted to the Investors in the Offering and to otherwise set forth their understanding and agreement as to the shares of capital stock held by the Shareholders;

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, and other consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
Definitions

Section 1.01. **Certain Definitions**. As used in this Agreement, the following terms shall have the meanings set forth below:

(a) "Change of Control Transaction" shall mean either (a) the acquisition of the Company by another entity by means of any transaction or series of related transactions (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) that results in the voting securities of the Company outstanding immediately prior thereto failing to represent immediately after such transaction or series of transactions (either by remaining outstanding or by being converted into voting securities of the surviving entity or the entity that controls such surviving entity) a majority of the total voting power represented by the outstanding voting securities of the Company, such surviving entity or the entity that controls such surviving entity (a "Stock Sale"); or (b) a sale, lease or other conveyance of all or substantially all of the assets of the Company.

(b) "Commission" shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

(c) "Common Stock" shall mean the Common Stock, no par value, of the Company.

(d)   "Initial Public Offering" shall mean the closing of the Company's first firm commitment underwritten public offering of the Company's Common Stock registered under the Securities Act.

(e)   "Joinder Agreement" means the Joinder Agreement to this Agreement in form and substance attached hereto as Exhibit C.

(f)   "New Securities" shall mean any capital stock (including Common Stock and/or Preferred Stock) of the Company whether now authorized or not, and rights, convertible securities, options or warrants to purchase such capital stock, and securities of any type whatsoever that are, or may become, exercisable or convertible into capital stock; provided that the term "New Securities" does not include:

(i)   the Common Shares;

(ii)   shares of Common Stock issued or issuable to officers, employees, directors, consultants, placement agents, and other service providers of the Company (or any subsidiary) pursuant to stock grants, option plans, purchase plans, agreements or other employee stock incentive programs or arrangements approved by the Company's Board of Directors (the "Board");

(iii)   securities issued pursuant to the conversion or exercise of warrants, options or any outstanding convertible or exercisable securities as of the date of this Agreement; and securities issued pursuant to any such rights or agreements, options, warrants or convertible or exercisable securities granted after the date of this Agreement, so long as the right of first offer established by Articles II of this Agreement was complied with, waived, or was inapplicable pursuant to this list of exclusions from the term "New Securities" with respect to the initial sale or grant by the Company of such rights or agreements, options, warrants or convertible or exercisable securities;

(iv)   any securities issued in connection with any stock split, stock dividend or recapitalization by the Company;

(v)   securities offered pursuant to a bona fide, firmly underwritten public offering pursuant to a registration statement filed under the Securities Act;

(vi)   securities issued or issuable pursuant to the acquisition of another corporation by the Company by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided, that such issuances are approved by the Board;

(vii)   securities issued or issuable to banks, equipment lessors or other financial institutions pursuant to a commercial leasing or debt financing transaction approved by the Board; and

(viii)   any right, option or warrant to acquire any security convertible into the securities excluded from the definition of New Securities pursuant to subsections (i) through (vii) above.

(g)   "Permitted Transfers" shall mean a Transfer (i) not involving a change in beneficial ownership, (ii) in transactions involving the distribution without consideration of Securities by any Shareholder to (x) a parent, subsidiary or other affiliate of such Shareholder that is an entity, (y) any of its partners, members or other equity owners, or retired partners, retired members or other equity owners, or to the estate of any of its partners, members or other equity owners or retired partners, retired members or other equity owners, or (z) such Shareholder's spouse, ex-spouse, lineal descendant or antecedent, brother or sister, the adopted child or adopted grandchild, or the spouse of any child, adopted child, grandchild or adopted grandchild of such Shareholder or trust for the benefit of an individual Shareholder, or (iii) Transfers in compliance with Rule 144, as long as the Company is furnished with satisfactory evidence of compliance with Rule 144; provided, in each case, that the Shareholder shall give written notice to the Company of such Shareholder's intention to effect such disposition and shall have furnished the Company with a detailed description of the manner and circumstances of the proposed disposition.

        (h)   "Preferred Stock" shall mean any series of preferred stock of the Company, should such stock be authorized after the date of this Agreement.

        (i)   "Rule 144" shall mean Rule 144 as promulgated by the Commission under the Securities Act, as such Rule may be amended from time to time, or any similar successor rule that may be promulgated by the Commission.

        (j)   "Securities" shall mean (i) shares of Preferred Stock, if then existing, and (ii) shares of Common Stock.

        (k)   "Securities Act" shall mean the Securities Act of 1933, as amended, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

        (l)   "Common Shares" shall mean shares of common stock, no par value, of the Company.

        (m)   "Transfer," "Transferring," "Transferred," or words of similar import, shall mean and include any sale, assignment, encumbrance, hypothecation, pledge, conveyance in trust, gift, transfer by bequest, devise or descent, or other transfer or disposition of any kind, including but not limited to transfers to receivers, levying creditors, trustees or receivers in bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntary or by operation of law, directly or indirectly.

ARTICLE II
Covenants of the Company

The Company hereby covenants and agrees, as follows:

Section 2.01.   **Basic Financial Information**.   For so long as an Investor holds any Common Shares, the Company will furnish the following reports to each Investor:

        (a)   as soon as practicable, but in any event within ninety (90) days after the end of each fiscal year of the Company, a balance sheet of the Company as at the end of such fiscal year, and statements of income and cash flows of the Company for such year, all such financial statements may be audited or unaudited, as determined by the Board in its sole discretion; and

        (b)   as soon as practicable, but in any event within thirty (30) days after the end of the first, second and third quarterly accounting periods in each fiscal year of the Company, an unaudited balance sheet of the Company as of the end of each such quarterly period, and unaudited statements of income and cash flows of the Company for such period.

Section 2.02.   **Confidentiality**.   Anything in this Agreement to the contrary notwithstanding, no Shareholder by reason of this Agreement shall have access to any trade secrets or classified information of the Company. The Company shall not be required to comply with any information rights in respect of any Shareholder whom the Company reasonably determines to be a competitor or an officer, employee, director or holder (either directly or indirectly) of any equity securities of a competitor. Each Shareholder acknowledges that the information received by them pursuant to this Agreement shall be confidential and held in strict confidence and for its use only, and it will not reproduce, disclose or disseminate such information to any other person (other than his agents having a need to know the contents of such information and his attorneys).

Section 2.03. **Termination of Covenants**. The covenants set forth in Section 2.01 shall terminate and be of no further force and effect immediately before the consummation of the Company's Initial Public Offering, (ii) upon the liquidation or dissolution of the Company or any transaction deemed to be a liquidation, dissolution or winding up of the Company pursuant to the Company's Certificate of Incorporation, or (iii) upon the written consent of the Investors holding more than fifty percent (50%) of the then outstanding Common Shares, whichever event occurs first.

ARTICLE III
Issuance of New Securities

Section 3.01. The Shareholders acknowledge and agree that (a) the Company is entitled to sell and issue New Securities at any time and from time to time, in one or more series or transactions (including in connection with the Offering), pursuant to such terms and conditions and under such circumstances as the Board shall determine, in its sole discretion; and (b) any purchasers of such shares of Common Stock or Preferred Stock, other than purchasers in the Offering, may not be required to enter into this Agreement as Shareholders of the Company as determined by the Board, in its sole discretion.

ARTICLE IV
Restrictions on Transfer

Section 4.01. **Restrictions on Transfer**. Each Shareholder agrees not to Transfer, including Permitted Transfers, all or any portion of the Securities, or any beneficial interest therein, except in compliance with the terms and conditions set forth in this Agreement, unless and until (a) the transferee thereof has agreed in writing for the benefit of the Company to take and hold such Securities subject to, and to be bound by, the terms and conditions set forth in this Agreement, and (b) such Shareholder shall have given prior written notice to the Company of such Shareholder's intention to make such disposition and shall have furnished the Company with a detailed description of the manner and circumstances of the proposed disposition, and, if requested by the Company, such Shareholder shall have furnished the Company, at such Shareholder's expense, with an opinion of counsel, reasonably satisfactory to the Company. Any Transfer of Securities by any Shareholder not in accordance with the terms and conditions of this Agreement shall be null and void.

Section 4.02. **Right of First Refusal**.

(a) Except for Permitted Transfers, if any Shareholder proposes to Transfer any Securities, then such Shareholder (the "Transferor") shall promptly give written notice (the "Notice") simultaneously to the Company and to each other Shareholder describing in reasonable detail the proposed Transfer, including, without limitation, the number of Securities to be transferred, the nature of such Transfer, the consideration to be paid, and the name and address of each prospective purchaser of such Securities (each, a "Prospective Purchaser").

(b) The Company shall have the first right and option, for a period of twenty (20) days after delivery of the Notice, to purchase all or any portion of the Securities subject to the Notice at the purchase price and on the terms stated in the Notice. To exercise its right under this Section 4.02(b), the Company must deliver a binding notice (the "Acceptance Notice") to the Transferor in writing within such twenty (20) day period. If the Company does not intend to exercise its first right and option with respect to all or any portion of the Securities subject to the Notice, the Company shall give notice (the "Rejection Notice") to the Transferor and the Shareholders to that effect no later than twenty (20) days after delivery of the Notice; provided, however, that failure by the Company to give either an Acceptance Notice or a Rejection Notice, as applicable, to the Transferor within twenty (20) days after delivery of the Notice will be deemed an election by it not to exercise its first right and option pursuant to this Section 4.02(b). The Company shall effect its purchase of any Securities, including payment of the purchase price, not more than thirty (30) days after delivery of the Acceptance Notice, and at such time the Transferor shall deliver to the Company the certificate(s) representing the Securities to be purchased by the Company, each certificate to be properly endorsed for transfer. If any Prospective Purchaser has offered to pay for any Securities with property, services or any other non-cash consideration, the Company shall nevertheless have the right to pay for such Securities with cash in an amount equal to the fair market value of the non-cash consideration offered by the Prospective Purchaser in question, where the fair market value of such non-cash consideration shall be conclusively determined in good faith by the Board.

(c)   Each Shareholder (other than the Transferor) shall have the second right and option ("Second Right"), for a period of ten (10) days after delivery of the Rejection Notice (or the deemed election by the Company not to exercise its first right and option due to the failure by the Company to deliver an Acceptance Notice within the time period specified in Section 4.02(b)), to purchase his, her or its pro rata share of the Securities subject to the Notice that were not purchased by the Company, at the purchase price and on the terms stated in the Notice. To exercise its Second Right under this Section 4.02(c), a Shareholder must deliver a binding notice (the "Shareholder Acceptance Notice") to the Transferor in writing within such ten (10) day period. Each Shareholder's pro rata share shall be equal to the product obtained by multiplying (i) the aggregate number of Securities covered by the Notice that were not purchased by the Company and (ii) a fraction, the numerator of which is the number of shares of Common Stock owned by such Shareholder as of the date of the delivery of the Notice (assuming exercise of all outstanding convertible securities, rights, options and warrants held, directly or indirectly, by such Shareholder, into Common Stock) and the denominator of which is the total number of shares of Common Stock owned by all of the Shareholders as of the date of delivery of the Notice (assuming exercise of all outstanding convertible securities, rights, options and warrants held, directly or indirectly, by all of the Shareholders).

(d)   In the event that not all of the Shareholders elect to purchase their pro rata share of the Securities available pursuant to the Second Right under Section 4.02(c) within the time period specified in Section 4.02(c) (each a "Declining Shareholder"), then the Transferor shall promptly give written notice (the "Overallotment Notice") to each of the Shareholders electing to purchase his, her or its pro rata share of the Securities available pursuant to the Second Right under Section 4.02(c) (each a "Participating Shareholder"), which notice shall set forth the number of Securities not purchased by the Declining Shareholders, and shall offer such Participating Shareholders the right to acquire such unsubscribed shares. The Participating Shareholders shall have five (5) days after receipt of the Overallotment Notice (the "Overallotment Period") to deliver a written notice to the Transferor (the "Participating Shareholders Overallotment Notice") of his, her or its election to purchase his, her or its pro rata share of the unsubscribed shares on the same terms and conditions as set forth in the Notice. For purposes of this Section 4.02(d), each Participating Shareholder's pro rata share shall be equal to the product obtained by multiplying (i) the aggregate number of Securities not purchased by the Declining Shareholders and (ii) a fraction, the numerator of which is the number of shares of Common Stock owned by such Participating Shareholder as of the date of the delivery of the Notice (assuming exercise of all outstanding convertible securities, rights, options and warrants held, directly or indirectly, by such

Participating Shareholder, into Common Stock) and the denominator of which is the total number of shares of Common Stock owned by all Participating Shareholders as of the date of delivery of the Notice (assuming exercise of all outstanding convertible securities, rights, options and warrants held, directly or indirectly, by all of the Participating Shareholders).

(e)   The Participating Shareholders shall effect the purchase of the Securities, including payment of the purchase price, not more than thirty (30) days after the expiration of the Overallotment Period, and at such time, the Transferor shall deliver to the Participating Shareholders the certificates representing the Securities to be purchased by the Participating Shareholders, each certificate to be properly endorsed for transfer. If any Prospective Purchaser has offered to pay for any Securities with property, services or any other non-cash consideration, the Participating Shareholders shall nevertheless have the right to pay for such Securities with cash in an amount equal to the fair market value of the non-cash consideration offered by the Prospective Purchaser in question, where the fair market value of such non-cash consideration shall be conclusively determined in good faith by the Board.

Section 4.03.   **Book-Entry System for Shares.**   The Company shall not issue to the Shareholders stock certificates representing the Common Shares. In lieu thereof, the Company shall make or cause to be made appropriate entries reflecting the record ownership of the Shares held by the Shareholders in its stock records consisting of a digital book-entry system to be maintained by the Company or a duly authorized stock registrar and transfer agent to be selected by the Company.

Section 4.04.   **Notice of Restrictions.**   Each Shareholder acknowledges and agrees as follows:

THE SECURITIES COVERED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE 1933 ACT. EACH SHAREHOLDER, BY ACCEPTING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, (C) IF APPLICABLE, IN ACCORDANCE WITH RULE 501 OF REGULATION CROWDFUNDING UNDER THE 1933 ACT AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, (D) IN ACCORDANCE WITH RULE 144 UNDER THE 1933 ACT AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR (E) IN ACCORDANCE WITH ANY OTHER EXEMPTION UNDER THE 1933 ACT AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS UPON THE DELIVERY OF A LEGAL OPINION, REASONABLY SATISFACTORY TO THE COMPANY, TO THE FOREGOING EFFECT. IN ADDITION, ALL SHARES OF COMMON STOCK ARE SUBJECT TO THE TRANSFER AND OTHER RESTRICTIONS SET FORTH IN THIS AGREEMENT. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF ANY SHARES OF COMMON STOCK MAY BE MADE EXCEPT IN ACCORDANCE HEREWITH.

Section 4.05.   **Market Stand-Off Agreement**.   Each Shareholder hereby agrees that such Shareholder shall not sell or otherwise Transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, of any Common Stock (or other securities) of the Company held by such Shareholder (other than those included in the registration) during the one hundred eighty (180) day period following the effective date of a registration statement of the Company filed under the Securities Act (or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (a) the publication or other distribution of research reports and (b) analyst recommendations and opinions, including, but not limited to, the restrictions contained in NASD Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), provided that, all officers and directors of the Company and holders of at least one percent (1%) of the Company's voting securities are bound by and have entered into similar agreements. The obligations described in this Section 4.05 shall not apply to a registration relating solely to employee benefit plans on Form S-l or Form S-8 or similar forms that may be promulgated in the future, or a registration relating solely to a transaction on Form S-4 or similar forms that may be promulgated in the future. The Company may impose stop-transfer instructions with respect to the shares of Common Stock (or other securities) subject to the foregoing restriction until the end of such one hundred eighty (180) day (or other) period. Each Shareholder agrees to execute a market standoff agreement with said underwriters in customary form consistent with the provisions of this Section 4.05.

ARTICLE V
Drag-Along Rights

Section 5.01.   **Drag-Along Rights**.

(a)   If Shareholders holding a majority of the then outstanding Securities of the Company, voting together as a single class on an as-converted to Common Stock basis (collectively, the "Selling Holders"), approve a Change of Control Transaction, each of the Shareholders agrees:

(i)   if such transaction requires Shareholder approval, with respect to all Securities that such Shareholder owns or over which such Shareholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Securities in favor of, and adopt, such Change of Control Transaction (together with any related amendment to the Company's certificate of incorporation required in order to implement such Change of Control Transaction) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Change of Control Transaction;

(ii)   if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Shareholder as is being sold by the Selling Holders to the person to whom the Selling Holders propose to sell their Securities, and, except as permitted in Section 5.01(b), on the same terms and conditions as the Company;

(iii)   to execute and deliver all related documentation and take such other action in support of the Change of Control Transaction as shall reasonably be requested by the Board or the Selling Holders in order to carry out the terms and provision of this Section 5.01, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(iv)   not to deposit, and to cause their affiliates not to deposit, except as provided in this Agreement, any Securities owned by such party or affiliate in a voting trust or subject any Securities to any arrangement or agreement with respect to the voting of such Securities, unless specifically requested to do so by the acquirer in connection with the Change of Control Transaction;

(v)   to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Change of Control Transaction; and

(vi)   if the consideration to be paid in exchange for the Securities pursuant to this Section 5.01 includes any securities and due receipt thereof by any Shareholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (y) the provision to any Shareholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act the Company may cause to be paid to any such Shareholder in lieu thereof, against surrender of the Securities which would have otherwise been sold by such Shareholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Shareholder would otherwise receive as of the date of the issuance of such securities in exchange for the Securities.

(b)   Exceptions. Notwithstanding the foregoing, a Shareholder will not be required to comply with Section 5.01(a) in connection with any proposed Change of Control Transaction unless:

(i)   any representations and warranties to be made by such Shareholder in connection with the proposed Change of Control Transaction are limited to representations and warranties related to authority, ownership and the ability to convey title to such Securities, including, but not limited to, representations and warranties that (A) the Shareholder holds all right, title and interest in and to the Securities such Shareholder purports to hold, free and clear of all liens and encumbrances, (B) the obligations of the Shareholder in connection with the transaction have been duly authorized, if applicable, (C) the documents to be entered into by the Shareholder have been duly executed by the Shareholder and delivered to the acquirer and are enforceable against the Shareholder in accordance with their respective terms; and (D) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Shareholder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency;

(ii)   the Shareholder shall not be liable for the inaccuracy of any representation or warranty made by any other person in connection with the proposed Change of Control Transaction, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Shareholder of any of identical representations, warranties and covenants provided by all Shareholders);

(iii)   the liability for indemnification, if any, of such Shareholder in the proposed Change of Control Transaction and for the inaccuracy of any representations and warranties made by the Company or its Shareholders in connection with such proposed Change of Control Transaction, is several and not joint with any other person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Shareholder of any of identical representations, warranties and covenants provided by all Shareholders), and is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Shareholder in connection with such proposed Change of Control Transaction, except with respect to claims related to fraud by such Shareholder, the liability for which need not be limited as to such Shareholder; and

(iv)   upon the consummation of the proposed Change of Control Transaction (A) each holder of each class or series of the Company's stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock (except as set forth in Section 5.01(a)(vi) above), and (ii) the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a transaction deemed to be a liquidation, dissolution or winding up of the Company pursuant to the Company's Certificate of Incorporation (assuming for this purpose that the proposed Change of Control Transaction is a transaction deemed to be a liquidation, dissolution or winding up of the Company pursuant to the Company's Certificate of Incorporation).

ARTICLE VI
Miscellaneous

Section 6.01. **Amendment**. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument referencing this Agreement and signed by the Company and Shareholders holding a majority of the then outstanding Common Shares; provided, however, that Investors or Existing Common Shareholders purchasing or receiving Securities after the date of this Agreement may become parties to this Agreement, by executing a Joinder Agreement, without any amendment of this Agreement pursuant to this Section 6.01 or any consent or approval of any other Shareholder. Any such amendment, waiver, discharge or termination effected in accordance with this paragraph shall be binding upon each Shareholder and each future holder of all such securities of such Shareholder. Each Shareholder acknowledges that by the operation of this paragraph, Shareholders holding a majority of the then outstanding Common Shares will have the right and power to diminish or eliminate all rights of such Shareholder under this Agreement.

Section 6.02. **Notices**. All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid, mailed by overnight courier, freight prepaid, sent by facsimile, electronic mail, dedicated app (such as Company's "CommunityCAST") or otherwise delivered by hand or by messenger addressed:

      (a)   if to a Shareholder, at the Shareholder's address, facsimile number, electronic mail address as shown in the Company's records or via registered use of CommunityCAST, as may be updated in accordance with the provisions hereof; or

      (b)   if to the Company, one copy should be sent to 9107 Maria Luisa Pl, Raleigh, NC 27617 or jim@theottoproject.com, Attn: Chief Executive Officer, or at such other address as the Company shall have furnished to the Shareholders.

Each such notice or other communication shall for all purposes of this Agreement be treated as effective or having been given when delivered if delivered personally, or, if sent by mail, at the earlier of its receipt or 72 hours after the same has been deposited in a regularly maintained receptacle for the deposit of the United States mail, addressed and mailed as aforesaid, or, if sent by overnight mail, one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt, or, if sent by facsimile, upon confirmation of facsimile transfer or, if sent by electronic mail or via CommunityCAST app, upon confirmation of delivery when directed to the electronic mail address or registered CommunityCAST app set forth in the Company's records for such Shareholder. In the event of any conflict between the Company's books and records and this Agreement or any notice delivered hereunder, the Company's books and records will control absent fraud or error.

Subject to the limitations set forth in North Carolina Business Corporation Law, each Shareholder consents to the delivery of any notice to Shareholders given by the Company under the North Carolina Business Corporation Law or the Company's Certificate of Incorporation or Bylaws by (i) facsimile telecommunication to the facsimile number for the Shareholder in the Company's records, (ii) electronic mail to the electronic mail address set forth for the Shareholder in the Company's records, (iii) posting on an electronic network together with separate notice to the Shareholder of such specific posting (including, without limitation, on the localstake.com website), or (iv) any other form of electronic transmission directed to the Shareholder, including the CommunityCAST app. This consent may be revoked by a Shareholder by written notice to the Company and may be deemed revoked in the circumstances specified in North Carolina Business Corporation Law.

Section 6.03. **Governing Law**. This Agreement shall be governed in all respects by the internal laws of the State of North Carolina.

Section 6.04. **Successors and Assigns**. This Agreement, and any and all rights, duties and obligations hereunder, shall not be assigned, transferred, delegated or sublicensed by any Shareholder without the prior written consent of the Company. Any attempt by a Shareholder without such permission to assign, transfer, delegate or sublicense any rights, duties or obligations that arise under this Agreement shall be void. Subject to the foregoing and except as otherwise provided herein, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

Section 6.05. **Entire Agreement**. This Agreement and the exhibits hereto constitute the full and entire understanding and agreement among the parties with regard to the subjects hereof. No party hereto shall be liable or bound to any other party in any manner with regard to the subjects hereof or thereof by any warranties, representations or covenants except as specifically set forth herein.

Section 6.06. **Delays or Omissions**. Except as expressly provided herein, no delay or omission to exercise any right, power or remedy accruing to any party to this Agreement upon any breach or default of any other party under this Agreement shall impair any such right, power or remedy of such non-defaulting party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party to this Agreement, shall be cumulative and not alternative.

Section 6.07. **Severability**. If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Agreement, and such court will replace such illegal, void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of this Agreement shall be enforceable in accordance with its terms.

Section 6.08. **Titles and Subtitles**. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs and exhibits shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits attached hereto.

Section 6.09.   **Counterparts**.   This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties that execute such counterparts, and all of which together shall constitute one instrument.

Section 6.10.   **Telecopy Execution and Delivery**.   A facsimile, telecopy or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by facsimile or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Signatures transmitted electronically shall be effective as if originals. Such execution and delivery shall be considered valid, binding and effective for all purposes.

Section 6.11.   **Termination Upon Change of Control**.   Notwithstanding anything to the contrary herein, this Agreement (excluding any then existing obligations) shall terminate upon the consummation of a Change of Control Transaction or a deemed liquidation, dissolution or winding up of the Company within the meaning of the Company's Certificate of Incorporation, as the same may be amended from time to time.

Section 6.12.   **Conflict**.   In the event of any conflict between the terms of this Agreement and the Company's Certificate of Incorporation or its Bylaws, the terms of the Company's Certificate of Incorporation or its Bylaws, as the case may be, will control.

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IN WITNESS WHEREOF, the parties hereto have executed this Shareholders Agreement effective as of the day and year first above written.

"COMPANY"

OTTO CONNECT, INC.

By: James Varner (Oct 30, 2020 11:49 EDT)

James Varner, Chief Executive Officer

"SHAREHOLDERS"

James Varner (Oct 30, 2020 11:49 EDT)

James Varner

David B Irons

David B Irons (Nov 1, 2020 09:31 EST)

David Irons

James Varner (Oct 30, 2020 11:49 EDT)

James Varner, CEO on behalf of The Otto Project, LLC